Exhibit 99.1

mesoblast

asx announcement

MESOBLAST APPOINTS CORPORATE FINANCE LEADER LYN COBLEY TO BOARD

Melbourne, Australia; April 29 and New York, USA; April 28, 2025: Mesoblast (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that it has appointed Lyn Cobley to its Board of Directors. Ms Cobley has been a global leader in the financial services industry with over 30 years' experience in senior positions at international and domestic banks. Ms Cobley has served as CEO of Westpac Institutional Bank, Group Treasurer of Commonwealth Bank of Australia, and held senior roles at Barclays Capital and Citibank Limited.

Ms Cobley is currently a director of Commonwealth Bank of Australia, is a member of Chief Executive Women, a member of the Macquarie University Council, where she chairs the Finance and Facilities Committee, and an Advisory Member, EXL APAC Advisory Council. She is a former director of the Australian Financial Markets Association.

Commenting on her appointment Ms Cobley said "Following the recent United States Food and Drug Administration (FDA) approval of Ryoncil®, Mesoblast has become a wonderful success story for not only the Australian biotechnology industry but the global leader in the allogeneic cell therapy industry. The Company has many exciting milestones in the near-term including ramp-up of commercialization and additional indications for some highly prevalent diseases. I look forward to contributing to the ongoing development and success of Mesoblast in the coming years."

Mesoblast Chair Jane Bell welcomed Ms Cobley to the Board "We are delighted to have Lyn join Mesoblast as an Independent Non-Executive Director. She has extensive corporate finance and governance experience at some of the largest institutions globally and brings a strong background in strategy and leadership, and working in highly regulated industries."

About Mesoblast

Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company's proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast's RYONCIL® (remestemcel-L) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com.

Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. RYONCIL is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China.

About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications are expected to provide commercial protection extending through to at least 2041 in major markets.

About Mesoblast manufacturing: The Company's proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
4th Floor
New York, NY 10036
USA
T +1 212 880 2060
F +1 212 880 2061

Asia
21 Biopolis Road
#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
F +65 6570 0176

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and X: @Mesoblast

Forward-Looking Statements
This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast's preclinical and clinical studies, and Mesoblast's research and development programs; Mesoblast's ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast's ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast's RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast's product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast's ability to enter into and maintain established strategic collaborations; Mesoblast's ability to establish and maintain intellectual property on its product candidates and Mesoblast's ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast's expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast's financial performance; developments relating to Mesoblast's competitors and industry; and the pricing and reimbursement of Mesoblast's product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive.

For more information, please contact:

Corporate Communications / Investors
Paul Hughes
T: +61 3 9639 6036

Media – Global
Allison Worldwide
Emma Neal
T: +1 603 545 4843
E: emma.neal@allisonworldwide.com

Media – Australia
BlueDot Media
Steve Dabkowski
T: +61 419 880 486
E: steve@bluedot.net.au

Mesoblast Limited
ABN 68 109 431 870 www.mesoblast.com